UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170130

DIVISION OF
CORPORATION FINANCE

February 10, 2017

Shelley J. Dropkin
Citigroup Inc.
dropkins@citi.com

Re: Citigroup Inc.
Incoming letter dated December 16, 2016

Dear Ms. Dropkin:

This is in response to your letters dated December 16, 2016 and January 26, 2017 concerning the shareholder proposal submitted to Citigroup by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 2, 2017, January 4, 2017, January 5, 2017, January 8, 2017, January 10, 2017, January 16, 2017, January 21, 2017, January 25, 2017, January 26, 2017, January 27, 2017, January 29, 2017, January 30, 2017, February 5, 2017, February 7, 2017, February 8, 2017 and February 9, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 10, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Citigroup Inc.
Incoming letter dated December 16, 2016

The proposal requests that the board take the steps necessary to allow up to 50 shareholders to aggregate their shares for purposes of proxy access.

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to conclude that Citigroup has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 9, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 16 Rule 14a-8 Proposal
Citigroup Inc. (C)
Shareholder Proxy Access Reform
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 16, 2016 no enforcement request – still with only one company supplement.

The company line is that henceforth a company need only gloss over the precise words of the resolved statement and divine that there is a general topic addressed by the precise words of the proposal. And once a company can claim that in a previous year it adopted a version of the generalized topic – then the precise wording of the resolved statement is purportedly irrelevant.

By contrast the company does not claim that shareholders have an equal right – and need only draft vague wording as long as there is a good chance that the company could sense a general topic.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Shelley Dropkin

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 8, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 15 Rule 14a-8 Proposal
Citigroup Inc. (C)
Shareholder Proxy Access Reform
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 16, 2016 no enforcement request – still with only one company supplement.

The company claims it is a "burden" to vet 21 to 50 participants. However the company fails to claim that it would be easier to vet shareholders who petition the company to call a special shareholder meeting or that it would be easier to vet shareholders who exercise their right to act by written consent.

The company has close to 3 billion shares.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Shelley Dropkin

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 7, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 14 Rule 14a-8 Proposal
Citigroup Inc. (C)
Shareholder Proxy Access Reform
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 16, 2016 no enforcement request – still with only one company supplement.

If there were a guidelines card on making proxy access work for only 20 shareholders it would have at least 2 rules:

Inject the big passive shareholders with a strong dose of activism.

Make sure that large shareholders hold on to their stock when the company underperforms its peers.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Shelley Dropkin

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 5, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 13 Rule 14a-8 Proposal
Citigroup Inc. (C)
Shareholder Proxy Access Reform
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the no-action request of December 16, 2016 – still with only one company supplement.

The company does not attempt to bolster its argument by claiming that the essential object of the proposal ("to allow up to 50 shareholders to aggregate their shares") is to permit no more than 20 shareholders to aggregate their shares.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Shelley Dropkin

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 30, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 12 Rule 14a-8 Proposal
Citigroup Inc. (C)
Shareholder Proxy Access Reform
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the no-action request of December 16, 2016 – with one company supplement.

The attached rule 14a-8 proxy access proposal, with no limitation on the number of participants, received 87% support today at Nuance Communications (NUAN).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Shelley Dropkin

PROPOSAL SIX

STOCKHOLDER PROPOSAL

Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** , the owner of no fewer than 500 shares of Nuance common stock, has submitted the following proposal. The stockholder proposal will be voted on at the 2017 Annual Meeting only if properly presented by or on behalf of the proponent. Nuance is not responsible for the accuracy or content of the proposal and supporting statement, which are presented below as received from the proponent.

RESOLVED: Shareholders ask our Board of Directors to amend company bylaws or other documents, as necessary, to provide proxy access with essential elements for substantial implementation as follows:

1. Nominating shareholders or shareholder groups ("Nominators") must beneficially own 3% or more of the Company's outstanding common stock continuously for at least three years and pledge to hold such stock through the annual meeting.
2. Nominators may submit a statement not exceeding 500 words in support of each nominee to be included in the Company proxy.
3. The number of shareholder-nominated candidates eligible to appear in proxy materials shall be one quarter of the directors then serving or two, whichever is greater.
4. No limitation shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% of outstanding stock.
5. No limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election.
6. The company shall not require that Nominators pledge to hold stock after the annual meeting if their nominees fail to win election.
7. Loaned securities shall be counted as belonging to a nominating shareholder if the shareholder represents it:
   (a) has the legal right to recall those securities for voting purposes,
   (b) will vote the securities at the shareholder meeting and
   (c) will hold those securities through the date of the annual meeting.

This proposal topic had an outstanding year in 2016. It won majority support at 41 U.S. companies in 2016. Shareholder proxy access at US companies would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*.

Please vote to enhance shareholder value.

Vote Required

As an advisory vote, this proposal is non-binding. Approval of this proposal requires the affirmative vote of the holders of a majority of the shares entitled to vote on, and who vote for or against, this proposal.

Board of Directors Recommendation

THE BOARD OF DIRECTORS IS MAKING NO RECOMMENDATION REGARDING THE ADOPTION OF THIS PROPOSAL.

Table of Contents

Nuance Communications, Inc.

One Wayside Road
Burlington, MA 01803

NOTICE OF THE 2017 ANNUAL MEETING OF STOCKHOLDERS

Dear Stockholders:

The 2017 Annual Meeting of Stockholders (the "2017 Annual Meeting") of Nuance Communications, Inc. (the "Company") will be held at the Company's office located at 1198 East Arques Avenue, Sunnyvale, CA 94085, on January 30, 2017 at 1:00 p.m. local time, for the purpose of considering and acting upon the following proposals:

(1) To elect seven members of the Board of Directors to hold office until the next annual meeting of stockholders or until their respective successors have been elected and qualified;

(2) To amend the Company's Amended and Restated 2000 Stock Plan to (a) increase the number of shares reserved for issuance thereunder by 1,950,000 shares and (b) to extend the term of the plan by approximately five (5) years;

(3) To approve a non-binding advisory resolution regarding the compensation of the Company's named executive officers;

(4) To approve a non-binding advisory proposal on the frequency of holding future votes regarding executive compensation;

(5) To ratify the appointment of BDO USA, LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2017;

(6) To consider a stockholder proposal as described in the accompanying Proxy Statement if properly presented at the 2017 Annual Meeting; and

(7) To transact such other business as may properly come before the meeting or any postponement or adjournment thereof.

We will be using the U.S. Securities and Exchange Commission rules that allow issuers to furnish proxy materials to their stockholders via the Internet. Pursuant to these rules, instead of mailing a printed copy of the Company's proxy materials to each stockholder we have elected to provide access to our proxy materials over the Internet. Accordingly, with the exception of certain requesting stockholders who will receive printed copies of the Company's proxy materials by mail, stockholders of record will receive a Notice of Internet Availability of Proxy Materials and may vote at the 2017 Annual Meeting and any postponements or adjournments of the meeting. We expect to mail the Notice of Internet Availability of Proxy Materials on or about December 21, 2016.

The Board of Directors has fixed the close of business on December 5, 2016 as the record date for determination of stockholders entitled to notice of, and to vote at, the 2017 Annual Meeting and at any postponements or adjournments thereof. A list of stockholders entitled to vote at the 2017 Annual Meeting will be available at the meeting being held at 1198 East Arques Avenue, Sunnyvale, CA 94085 and for ten days prior to the 2017 Annual Meeting.

The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2016 accompanies this Notice of Annual Meeting of Stockholders and Proxy Statement. These documents may also be accessed on the Broadridge Financial hosted site www.proxyvote.com.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 29, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 11 Rule 14a-8 Proposal
Citigroup Inc. (C)
Shareholder Proxy Access Reform
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the no-action request of December 16, 2016 – with one company supplement.

This line means next to nothing:
"The 20-stockholder aggregation limit is a standard and reasonable provision included in the vast majority of companies' proxy access by-laws."

Three-year terms for directors had achieved censuses "among companies" decades ago. This company "consensus" did not preclude rule 14a-8 proposals that advocated a change.

Limiting proxy access to 20 big shareholders could potentially cause proxy access to self-destruct. It would seem that the greatest incentive for proxy access is when a company is underperforming. But at such a time large investors would have a strong incentive to sell their holdings. In fact large investors could be the savviest holders in dumping their stock early in an underperformance downturn.

Thus with a limit of 20 shareholders, the incentive to initiate proxy access is potentially counterbalanced by many big investors dumping their holdings.

Limiting proxy access to 20 participants who own 3% of company stock also in effect excludes retail shareholders. The company does not claim that there is a sound public policy reason to exclude retail shareholder participation in proxy access.

If the organizers of a proxy access campaign thought it wise to include certain well known and underfunded proponents of rule 14a-8 proposals that sponsor environmental and social issues proposals in their 20 participant team in order to show board support, they would then have to depend on 15 shareholders to come up with 3% of company stock held non-stop for 3-years.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Shelley Dropkin

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 27, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 10 Rule 14a-8 Proposal
Citigroup Inc. (C)
Shareholder Proxy Access Reform
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the no-action request of December 16, 2016 – with one company supplement that was emailed to the Staff but not to the proponent.

The company emailed its initial no action request to the Staff and failed to email its initial no action request to the proponent party. The company then resisted proponent party criticism of this practice.

The company supplement is contradictory. It suggests that the rule 14a-8 proposal was not ambitious enough by brushing it off as a "*minor* refinement." The company also argues with itself by switching the proposal previously described as a "burden" to only a "*minor* refinement" now.

If the company thinks that the proponent party ever "endorsed" limiting proxy access to 20 participants – then perhaps it can show one example of his involvement with submitting a rule 14a-8 proposal asking for 20 participants.

The company failed to provide any data on the percent of its shares which have been owned continuously for 3-years – which are the only shares that count for proxy access. Not even a guesstimate. The company has the burden of proof.

To the extent that any arguments raised in the responses to other similar proxy access no action requests are applicable to this proposal, the proponent party respectfully submits that this no action be rejected on those grounds as well.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
Shelley Dropkin

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
601 Lexington Ave
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

January 26, 2017

BY E-MAIL [shareholderproposals@sec.gov]
U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Kenneth Steiner

Dear Sir or Madam:

This letter concerns the above proposal (the "Proposal") submitted to Citigroup Inc. (the "Company"). The Proposal requests that the Company's Board of Directors "take the steps necessary to allow up to 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access." The Company submitted a letter on December 16, 2017 requesting confirmation that you will not recommend enforcement action if the Proposal is excluded from the Company's proxy materials for its 2017 annual meeting of stockholders. On January 23, 2017, the Company received copies of correspondence addressed to you from John Chevedden, the proponent's proxy, concerning the Proposal dated January 2, 4 and 5, 2017.[1] This letter responds to Mr. Chevedden's letters.

The Company has substantially implemented the Proposal because it has satisfied the essential objective of the Proposal by having implemented a proxy access by-law with two of the three features that appear to be requested by the Proposal: a 3% ownership requirement and a three-year holding requirement. Because the Company already provides stockholders with a meaningful proxy access procedure that incorporates a majority of the features highlighted in the Proposal, the Company believes that the Proposal may be excluded from its proxy materials pursuant to Rule 14a-8(i)(10).

The Company takes issue with Mr. Chevedden's accusation that the Company has attempted to "pour cold water on proponents reaching an agreement with a company that avoids

---

[1] The Company notes that, despite guidance from the Staff that companies and shareholder proponents should "promptly" send each other copies of all correspondence related to a no-action request, the Company did not receive Mr. Chevedden's letters until three weeks after the date of the first letter. *Cf. Staff Legal Bulletin No. 14* (July 31, 2001) ("Both companies and shareholders should promptly forward to each other copies of all correspondence that is provided to [the Staff] in connection with no-action requests.").

the no action process." The Company values the views of its stockholders and makes every reasonable effort to engage in productive discussions with stockholder proponents. However, requesting a *minor* refinement to a by-law is inconsistent with the purpose of Rule 14a-8(i)(10)—i.e., to avoid stockholders voting on a proposal if its essential objectives have already been implemented. The refinement is all the more troubling because the aggregation limit that Mr. Chevedden is urging be changed is the very aggregation limit endorsed by him in connection with a prior proposal submitted in connection with the Company's 2015 annual meeting.

In addition, the Proposal is misleading because it suggests that the 20-stockholder aggregation limit in the Company's current proxy access by-law does not provide a meaningful proxy access right. As explained in the December 16th letter, many combinations of stockholders could aggregate their shares to meet the required ownership threshold for utilizing proxy access. Mr. Chevedden implicitly acknowledged that the 20-stockholder aggregation limit provides a meaningful proxy access right two years ago when he negotiated the key substantive terms of the Company's current proxy access procedures. Accordingly, the Company believes that the Proposal may be excluded from its proxy materials pursuant to Rule 14a-8(i)(3).[2]

The Company believes that the Proposal may be excluded from its proxy materials for the reasons stated above and set forth in its December 16th letter. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

---

2 Northrop Grumman Corporation and Flowserve Corporation each submitted a no-action request on a stockholder proposal substantially identical to the Proposal. See *Northrop Grumman Corp.*, No-Action Request (incoming letter dated January 10, 2017, pending decision from the Staff); *Flowserve Corp.*, No-Action Request (incoming letter dated January 17, 2017, pending decision from the Staff). To the extent any arguments raised in these letters (or any other letter submitted requesting exclusion of a substantially identical proposal) are applicable to the Proposal, the Company respectfully submits that the Proposal may be excluded on those additional grounds as well.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 26, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 9 Rule 14a-8 Proposal
Citigroup Inc. (C)
Shareholder Proxy Access Reform
John Chevedden

Ladies and Gentlemen:

This is in regard to the no-action request of December 16, 2016 – still with no company supplement.

There was a 24% supporting vote early this morning for this Shareholder Proxy Access Enhancement proposal at Walgreens (WBA). The Walgreens proposal is significantly more ambitious than any of the Shareholder Proxy Access Reform proposals that are the subject of a pending no action request.

Proposal [4] - Shareholder Proxy Access Enhancement
RESOLVED: Shareholders ask our Board of Directors to adopt, and present for shareholder approval, an enhancement package for the company bylaws allowing shareholder nominated candidates to be included in the company's proxy materials, with essential unified elements for substantial implementation as follows:
[5 items]

Please se the attachment for the full text.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Shelley Dropkin

Proposal No. 5: Stockholder Proposal

The Company has been advised that John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** who has indicated he is a beneficial owner of at least $2,000 in market value of the Company's common stock, intends to submit the following proposal at the Annual Meeting. The Company accepts no responsibility for the accuracy of the proposal or the proponent's supporting statement.

Proposal 5 – Shareholder Proxy Access Enhancement

RESOLVED: Shareholders ask our Board of Directors to adopt, and present for shareholder approval, an enhancement package for the company bylaws allowing shareholder nominated candidates to be included in the company's proxy materials, with essential unified elements for substantial implementation as follows:

1. The number of shareholder-nominated candidates eligible to appear in proxy materials shall be one quarter of the directors then serving or two, whichever is greater. With nine directors, current bylaws allow only up to one proxy access candidate.

2. No limitation shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% "Required Shares," outstanding shares of the Company entitled to vote in the election of directors. Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most companies examined by the Council of Institutional Investors.

3. No limitation shall be placed on the re-nomination of shareholder nominees based on the number or percentage of votes received in any election. Such limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.

4. The bylaws shall not require that a nominator provide a statement of intent to continue to hold the required percentage of shares after the annual meeting. If their candidate(s) lose, they may want to move their investment elsewhere.

5. Loaned securities shall be counted as belonging to a nominating shareholder if the shareholder represents it:
(a) has the legal right to recall those securities for voting purposes,
(b) will vote the securities at the shareholder meeting and
(c) will hold those securities through the date of the annual meeting.

Loaning securities to a third party with recall provisions greater than five days is not inconsistent with a long-term investment in a company.

The above unified elements have the sole goal to make proxy access more workable for shareholders to use. (Proxy access has numerous elements and companies often use 4000-words in their governing documents to list multifaceted proxy access details. In 2016 a number of companies asked their shareholders to approve multifaceted 4000-word proxy access bylaw provisions by voting on a single ballot item. The SEC Staff did not require any company to submit multiple proposals.)

Shareholder proxy access at US companies would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*. Although our company adopted a proxy access bylaw, it contains restrictive bureaucratic provisions that significantly impair the ability of shareholders to use proxy access. Adoption of this requested enhancement package would largely remedy that situation.

Please vote to enhance shareholder value:
Shareholder Proxy Access Enhancement – Proposal 5

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 25, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 8 Rule 14a-8 Proposal
Citigroup Inc. (C)
Shareholder Proxy Access Reform
John Chevedden

Ladies and Gentlemen:

This is in regard to the no-action request of December 16, 2016 – still with no supplements.

The company in effect claims shareholders should have only one path to proxy access – inject the big passive shareholders with a strong dose of activism.

Meanwhile smaller large shareholders, who devote more effort to corporate governance issues, are eliminated from any sort of leadership role.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Shelley Dropkin

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 21, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Rule 14a-8 Proposal
Citigroup Inc. (C)
Shareholder Proxy Access Reform
John Chevedden

Ladies and Gentlemen:

This is in regard to the no-action request of December 16, 2016 – still with no supplements.

Among the companies promoting the idea that one size fits all when it comes to proxy access rights for shareholders, not one company has given even a guesstimate on whether shareholders are more likely to hold stock non-stop for 3-years at underperforming companies (which are most in need of proxy access rights for shareholders) than at companies that consistently outperform their peers.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Shelley Dropkin

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 16, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
Citigroup Inc. (C)
Shareholder Proxy Access Reform
John Chevedden

Ladies and Gentlemen:

This is in regard to the no-action request of December 16, 2016 with no supplements.

The company has not explained how its already-implemented argument would apply to the relatively recent requirement that a company allow its shareholders to vote on the frequency of say-on-pay if a company only scheduled a say-on-pay vote every 3-years.

The frequency of say-on-pay ballot item is a recent example of regulatory intent to allow degrees of implementation of a single basic shareholder right.

It is amazing the number of companies that argue that one size does not fit all when it comes to considering established rule 14a-8 proposal topics yet claim that one size fits all when it comes to proxy access – an untested shareholder right.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Shelley Dropkin

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 10, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Citigroup Inc. (C)
Shareholder Proxy Access Reform
John Chevedden

Ladies and Gentlemen:

This is in regard to the no-action request of December 16, 2016 with no supplements.

The company argues in effect that it should be able exclude a proposal that can obtain 10-times the minimum vote of 3% for a first year proposal.

For example H&R Block (HRB) adopted garden-variety proxy access prior to its 2016 annual meeting. Yet the attached 2016 rule 14a-8 proxy access reform proposal by James McRitchie received 30% support which is 10-times 3%.

Plus the 2016 proxy access reform proposal at HRB was more ambitious than the 2017 proposal here since it had 4-prongs compared to the one-prong of this proposal (50-participants only).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Shelley Dropkin

The Board unanimously recommends a vote **AGAINST** Proposal 4

PROPOSAL 4 – SHAREHOLDER PROPOSAL REGARDING REVISIONS TO THE COMPANY'S PROXY ACCESS BYLAW

In accordance with SEC rules, we have set forth below a shareholder proposal, along with the supporting statement of the shareholder proponent. The shareholder proponent and the supporting statement are included exactly as submitted to us by the shareholder proponent. The Company is not responsible for any inaccuracies it may contain. The shareholder proposal is required to be voted on at our annual meeting only if properly presented. We will promptly provide you with the name, address, and, to our knowledge, the number of voting securities held by the shareholder proponent, upon receiving a written or oral request. **As explained below, the Board of Directors unanimously recommends a vote "AGAINST" the shareholder proposal.**

Shareholder Proposal and Shareholder's Supporting Statement

Mr. John Chevedden, on behalf of Mr. James McRitchie and Ms. Myra Young, *** FISMA & OMB Memorandum M-07-16 *** OMB Memorandum M-07-16 *** has informed H&R Block, Inc. of his intention to offer the following shareholder proposal for consideration at the 2016 annual meeting of shareholders.

The proposal and supporting statement, as submitted, read as follows:

Proposal 4 – Shareholder Proxy Access Revisions

RESOLVED: Shareholders of H&R Block, Inc. (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, revisions to its provisions allowing "Shareholder Nominations Included in The Corporation's Proxy Materials" and associated bylaws to ensure the following:

1. The number of shareholder-nominated candidates eligible to appear in proxy materials should be one quarter of the directors then serving or two, whichever is greater.
2. Loaned securities should be counted toward the ownership threshold if the nominating shareholder or group represents that it has the legal right to recall those securities for voting purposes, will vote the securities at the annual meeting, and will hold those securities through the date of that meeting.
3. There should be no limitations on the number of shareholders that can aggregate their shares to achieve the required 3% ownership to be an "Eligible Shareholder."
4. There should be no limitation on the renomination of shareholder nominees based on the number or percentage of votes received in any election.

Supporting Statement:

Having at least two nominees helps ensure that, if elected, directors can serve on multiple committees and bring an independent perspective to Board decisions. While our Company currently has ten directors, the Board could reduce the number to nine, limiting shareholder-nominated candidates to one under current bylaw provisions.

The current bylaw provision requiring nominating shareholders to have the power to recall loaned shares on three business days' notice may conflict with existing contracts specifying, for example, five day notice. As long as the nominating shareholder or group can recall those securities in time to vote them at the annual meeting that should be sufficient.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of the companies examined by the Council of Institutional Investors. The SEC, following extensive analysis when enacting its since-vacated proxy access Rule, rejected a limit on the size shareholder groups.

Renomination limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.

Although the Company's Board adopted proxy access bylaw provisions, they contain troublesome provisions that effectively make them unusable by all but the Company's largest shareholders. The Company's current bylaws could thus deprive all shareholders of the ability to vote for alternative nominees on its proxy card. Adoption of the revisions outlined above would remedy that situation.

Item 5.07. Submission of Matters to a Vote of Security Holders.

(a) The 2016 annual meeting of shareholders (the "Annual Meeting") of H&R Block, Inc. (the "Company") was held on September 8, 2016.

(b) The final voting results of the proposals submitted to a vote of the Company's shareholders at the Annual Meeting are set forth below.

1) Each of the following nominees for director was elected to serve until the next annual meeting of shareholders or until a respective successor is elected and qualified:

Director Name	Votes For	Votes Against	Abstentions	Broker Non-Votes
Angela N. Archon	174,471,653	485,687	256,209	15,396,429
Paul J. Brown	174,290,910	666,637	256,002	15,396,429
William C. Cobb	173,934,774	1,054,547	224,228	15,396,429
Robert A. Gerard	173,885,376	1,057,564	270,609	15,396,429
Richard A. Johnson	174,043,889	919,058	250,602	15,396,429
David Baker Lewis	172,805,444	2,158,895	249,210	15,396,429
Victoria J. Reich	174,504,050	469,309	240,190	15,396,429
Bruce C. Rohde	173,056,368	1,910,967	246,214	15,396,429
Tom D. Seip	171,772,827	3,158,729	281,993	15,396,429
Christianna Wood	174,328,043	510,292	275,214	15,396,429
James F. Wright	173,370,401	1,592,588	250,560	15,396,429

2) The proposal for the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending April 30, 2017 was approved as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
188,956,488	1,387,789	265,701	0

3) The advisory proposal on the Company's named executive officer compensation was approved as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
170,586,990	4,115,801	510,758	15,396,429

4) The shareholder proposal asking the Board of Directors to adopt and present for shareholder approval revisions to the Company's proxy access bylaw was not approved as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
52,189,976	122,090,163	933,410	15,396,429

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 8, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Citigroup Inc. (C)
Shareholder Proxy Access Reform
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 16, 2016 no-action request.

The company claims that it implemented this proposal by doing nothing in regard to the sole focus of the proposal – Increase proxy access participants to 50.

The company position of action "not required" is based on a hunch – because there is not yet one example of shareholder proxy access from start to finish.

No one yet knows whether the widespread 20 participant limit will be a *de facto* disabling device at most companies.

With similarities to this proposal topic the company provided no precedent that a rule 14a-8 proposal asking for 15% of shareholders to be able to call for a special meeting was ever deemed implemented by the adoption in a prior year of 25% of shareholders being able to call a special meeting.

The difference between 15% and 25% is 67%.
The difference between 20 participants and 50 participants is 150%.

Interestingly the company did not submit a no action request in 2011 in regard to a shareholder proposal asking that the company 25% threshold for calling a special meting be reduced to 15%. Plus the 2011 shareholder proposal won 51% support.

The company completely misses the distinction with *Oshkosh* (Nov. 4, 2016). Oshkosh took action in regard to its existing proxy access after it received the rule 14a-8 proposal.

Also there could be 2 groups of 10 shareholders, who each own 2.5% of company stock for 3 years, who both agree on the need for proxy access but cannot agree on director candidates. Thus the current proxy access would be useless even with ownership of 5% of company stock by 20 shareholders for 3-years.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Shelley Dropkin

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 5, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Citigroup Inc. (C)
Shareholder Proxy Access Reform
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 16, 2016 no-action request.

The company claims that it implemented this proposal by doing nothing in regard to the sole focus of the proposal – Increase proxy access participants to 50.

The company position of action "not required" is based on a hunch – because there is not yet one example of shareholder proxy access from start to finish.

No one yet knows whether the widespread 20 participant limit will be a *de facto* disabling provision at most companies.

The company completely misses the distinction with *Oshkosh* (Nov. 4, 2016). Oshkosh took action in regard to its existing proxy access after it received the rule 14a-8 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Shelley Dropkin

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 4, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Citigroup Inc. (C)
Shareholder Proxy Access Reform
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 16, 2016 no-action request.

The company pours cold water on proponents reaching an agreement with a company that avoids the no action process. Such agreements often involve difficult proponent compromises.

The company suggests that once a proponent reaches a compromise agreement with a company that the proponent be held to an unwritten rule that the proponent forgets about the topic of the rule 14a-8 proposal indefinitely (middle of page 2-6), i.e. "A stockholder proposal under rule 14a-8 is not the appropriate vehicle …"

Such statements tend to make the no action request look like a company wish list.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Shelley Dropkin

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 2, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Citigroup Inc. (C)
Shareholder Proxy Access Reform
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 16, 2016 no-action request.

The title of the proposal is:
Shareholder Proxy Access Reform
(In regard to the company heading on page 2-5.)

The first meaning of Reform is:
Make changes in (something, typically a social, political, or economic institution or practice) in order to improve it.
Source: Google

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Paula F. Jones

[C – Rule 14a-8 Proposal, November 16, 2016]
[This line and any line above it is not for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to allow up to 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line is for publication.]

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
601 Lexington Ave
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

December 16, 2016

BY E-MAIL [shareholderproposals@sec.gov]

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Kenneth Steiner

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), attached hereto for filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by Kenneth Steiner (the "Proponent"), acting through his proxy John Chevedden, for inclusion in the proxy statement and form of proxy (together, the "2017 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2017 annual meeting of stockholders. Mr. Steiner has asked that all future correspondence regarding the Proposal be directed to Mr. Chevedden. The mailing address, telephone number and email address for Mr. Chevedden and the mailing address for Mr. Steiner, as stated in the correspondence of the Proponent, are listed below.

Also attached for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3).

By copy of this letter and the attached material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2017 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2017 Proxy Materials. The Company intends to file its 2017 Proxy Materials on or about March 15, 2017.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the proposal from its 2017 Proxy Materials.

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Kenneth Steiner

FISMA & OMB MEMORANDUN M-07-16

John Chevedden

FISMA & OMB MEMORANDUN M-07-16

10622259

ENCLOSURE 1

THE PROPOSAL AND RELATED CORRESPONDENCE (IF ANY)

Kenneth Steiner

FISMA & OMB MEMORANDUN M-07-16

Mr. Rohan Weerasinghe
Corporate Secretary
Citigroup Inc. (C)
388 Greenwich Street
New York, NY 10013
PH: 212 559-1000

Dear Mr. Weerasinghe,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB MEMORANDUN M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB MEMORANDUN M-07-16***

Sincerely,

Kenneth Steiner

10-25-16
Date

cc: Shelley Dropkin <dropkins@citi.com>
Deputy Corporate Secretary
PH: 212-793-7396
FX: 212-793-7600
Paula F. Jones <jonesp@citi.com>
Associate General Counsel – Corporate Governance

[C – Rule 14a-8 Proposal, November 16, 2016]
[This line and any line above it is not for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to allow up to 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line is for publication.]

Kenneth Steiner, ***FISMA & OMB MEMORANDUN M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB MEMORANDUN M-07-16

Paula F. Jones
Assistant Secretary
& Associate General Counsel,
Corporate Governance

Citigroup Inc
601 Lexington Ave
19th Floor
New York, NY 10022

T 212 793 3863
jonesp@citi.com

VIA UPS

November 17, 2016

Mr. Kenneth Steiner

FISMA & OMB MEMORANDUN M-07-16

Dear Mr. Steiner:

Citigroup Inc. (the "Company") acknowledges receipt of the stockholder proposal (the "Proposal") submitted by you pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 ("Rule 14a-8") for inclusion in the Company's proxy statement for its 2017 Annual Meeting of Stockholders (the "Annual Meeting").

Please note that your submission contains certain procedural deficiencies. Rule 14a-8(b) requires that in order to be eligible to submit a proposal, a stockholder must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the proposal is submitted. The Company's records do not indicate that you are the record owner of the Company's shares, and we have not received other proof that you have satisfied this ownership requirement.

In order to satisfy this ownership requirement, you must submit sufficient proof that you held the required number of shares of Company stock continuously for at least one year as of the date that you submitted the Proposal. November 16, 2016 is considered the date you submitted the Proposal. You may satisfy this proof of ownership requirement by submitting either:

- A written statement from the "record" holder of your shares (usually a broker or bank) verifying that you held the required number of shares of Company stock continuously for at least one year as of the date you submitted the Proposal, or
- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number of shares of Company stock as of or before the date on which the one-year eligibility period begins, (i) a copy of the schedule and/or form and any subsequent amendments reporting a change in your ownership and (ii) a written statement that you continuously held the required number of shares for the one-year period.

If you plan to demonstrate your ownership by submitting a written statement from the "record" owner of your shares, please be aware that most large U.S. banks and brokers deposit customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. DTC is also sometimes known by the name of Cede & Co., its nominee. Under SEC Staff Legal Bulletins Nos. 14F and 14G, only DTC participants (and their affiliates) are viewed as "record" holders of securities that are deposited at DTC. Accordingly, if your shares are held through DTC, you must submit proof of ownership from the DTC participant (or an affiliate thereof) and may do so as follows:

- If your bank or broker is a DTC participant or an affiliate of a DTC participant, you need to submit a written statement from your bank or broker verifying that you continuously held the required number of shares of Company stock for at least one year as of the date the Proposal was submitted. You can confirm whether your bank or broker is a DTC participant or an affiliate of a DTC participant by asking your bank or broker or by checking the DTC participant list, which is currently available at [http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx].
- If your bank or broker is not a DTC participant or an affiliate of a DTC participant, then you need to submit proof of ownership from the DTC participant through which your shares are held. You should be able to find out the identity of the DTC participant by asking your bank or broker. In addition, if your broker is an "introducing broker," you may be able to find out the identity of the DTC participant by reviewing your account statements because the "clearing broker" listed on those statements will generally be a DTC participant. It is possible that the DTC participant that holds your shares may only be able to confirm the holdings of your bank or broker and not your individual holdings. In that case, you will need to submit two proof of ownership statements verifying that the required number of shares were continuously held for at least one year as of the date you submitted the Proposal: (i) a statement from your bank or broker confirming your ownership and (ii) a separate statement from the DTC participant confirming your bank or broker's ownership.

The response to this letter, correcting all procedural deficiencies noted above, must be postmarked, or electronically transmitted, no later than 14 days from the date you receive this letter. Please address any response to my attention at: Citigroup Inc., 601 Lexington Ave., 19th Floor, New York, NY 10022. You may also transmit it to me by email at jonesp@citi.com. For your reference, I have enclosed a copy of Rule 14a-8 and SEC Staff Legal Bulletin No. 14F.

If you have any questions with respect to the foregoing requirements, please contact me at (212) 793-3863.

Very truly yours,

Paula F. Jones
Assistant Secretary and
Associate General Counsel, Corporate Governance

Enclosures

ENCLOSURE 1

RULE 14A-8 OF THE SECURITIES EXCHANGE ACT OF 1934

AUTHENTICATED
U.S. GOVERNMENT
INFORMATION
GPO

information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO § 240.14A-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO § 240.14A-7 When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may

express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§ 240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

a. Predictions as to specific future market values.

b. Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

ENCLOSURE 2

SECURITIES & EXCHANGE COMMISSION STAFF LEGAL BULLETIN NO. 14F

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;

- Common errors shareholders can avoid when submitting proof of ownership to companies;

- The submission of revised proposals;

- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and

- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

ENCLOSURE 2

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The Proposal requests that the Company's Board of Directors take the steps necessary to implement certain proxy access provisions. The resolution in the Proposal provides as follows:

> Shareholders request that our board of directors take the steps necessary to allow up to 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

A copy of the Proposal is attached hereto.

The Proponent fails to mention in the Proposal or the accompanying supporting statement that in 2015 the Company previously adopted a by-law to provide its stockholders with proxy access. *See* Section 12 of Article III of Citigroup Inc. By-laws (the "Company Proxy Access By-law").[1] The Board adopted the Company Proxy Access By-law after stockholders approved a proposal included in the Company's 2015 proxy materials requesting that the Company adopt a proxy access by-law with features including: a 3% ownership requirement; a limitation that no more than 20 stockholders could aggregate their shares to reach the 3% requirement; a three-year holding requirement; and a right to nominate up to 20% of the directors (the "2015 Proxy Access Proposal"). The 2015 Proxy Access Proposal was submitted by Mr. James McRitchie (the "Original Proponent"), and the final terms were agreed through direct discussions with Mr. Chevedden (the Proponent's proxy for the Proposal) and the Original Proponent, including, specifically, the 20-stockholder aggregation limit. In 2015, the Company, the Original Proponent and Mr. Chevedden agreed to the provisions described above and, consistent with this understanding, the Board recommended that stockholders vote in favor of the 2015 Proxy Access Proposal. After the stockholders approved the 2015 Proxy Access Proposal, the Board amended the Company's By-laws to formally adopt the Company Proxy Access By-law.

THE COMPANY HAS ALREADY SUBSTANTIALLY IMPLEMENTED THE PROPOSAL.

The Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal through the Company Proxy Access By-law described above. Rule 14a-8(i)(10) permits an issuer to exclude a proposal if the company has already "substantially implemented the proposal." The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management."[2] However, Rule 14a-8(i)(10) does not

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1 *See* Citigroup Inc. Current Report (Form 8-K), Ex. 3.1 (Oct. 27, 2015).

2 *See SEC Release No*. 34-12598 (July 7, 1976).

require exact correspondence between the actions sought by a proponent and the issuer's actions in order to exclude a proposal.[3] Rather, the Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably" with those requested under the proposal, and not on the exact means of implementation.[4] In other words, the Rule requires only that a company's prior actions satisfactorily address the underlying concerns of the proposal and its essential objective.[5]

The Staff has previously concurred in the exclusion of proposals relating to proxy access where a company's current proxy access provisions substantially implement the proposal. Specifically, the Staff has concurred in the exclusion under Rule 14a-8(i)(10) of proposals requesting companies amend their proxy access by-laws where a company implemented at least 50% of the by-law features requested in the proposal.[6] In *Oshkosh Corp.* (avail. Nov. 4, 2016), the Staff concurred that the company could exclude a proposal under Rule 14a-8(i)(10) where the Company implemented three out of the six proxy access features requested by the proposal. The Oshkosh proposal requested the company (1) decrease the ownership requirement from 5% to 3%; (2) increase the number of permitted proxy access-nominated candidates; (3) eliminate Oshkosh's current stockholder aggregation limit; (4) eliminate Oshkosh's limitation on the re-nomination of proxy access-nominated candidates who do not receive a specified percentage of votes; (5) eliminate the requirement that a stockholder using proxy access provide a statement of intent to hold the required percentage of shares after the annual meeting; and (6) allow loaned securities to count toward the ownership requirement if certain conditions are met. The Staff allowed the company to exclude the proposal because the company had satisfactorily addressed the underlying concerns of the proposal and its essential objective by adopting three out of the six requested features (decreased the ownership requirement, eliminated the re-nomination limitation and eliminated the requirement that the stockholder make a representation that he or she intends to hold the required percentage of shares for at least one year following the annual meeting).

The Company has implemented all key features, and the essential objective, of the Proposal. The Proposal requests that the Company implement proxy access provisions with three key features: (1) a 3% ownership requirement; (2) a three-year holding requirement; and

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3 *SEC Release No*. 34-20091 (Aug. 16, 1983).

4 *Texaco, Inc.* (avail. Mar. 28, 1991).

5 *See, e.g.*, *ConAgra Foods, Inc.* (avail. Jul. 3, 2006) (recognizing that the board of directors substantially implemented a request for a sustainability report because such a report is already published on the company's website); *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring in the exclusion of a proposal to verify the "employment legitimacy of all current and future U.S. employees" in light of the company's substantial implementation through adherence to federal regulations).

6 *See, e.g.*, *Oshkosh Corp*. (avail. Nov. 4, 2016) (concurring with the exclusion of a proposal requesting that the company amend its proxy access by-law where the company amended its by-law to implement three of the six features requested); *NVR, Inc.* (*granted on recon.*, avail. Mar. 25, 2016) (concurring with the exclusion of a proposal requesting that the company amend its proxy access by-law where the company amended its by-law to implement two of the four features requested).

(3) a 50-stockholder aggregation limit. Following extensive discussions with the Original Proponent and the Proponent's proxy, Mr. Chevedden, the Company adopted a proxy access by-law with two out of the three requested features (the 3% ownership requirement and the three-year holding requirement), which, similar to *Oshkosh* and *NVR*, is more than 50% of the requested features. Moreover, as discussed in greater detail in the following paragraph, the Company Proxy Access By-law addresses the underlying concerns of the Proposal and, to the extent identifiable, its essential objective because it provides a proxy access right that an individual stockholder or group of stockholders can utilize. In similar circumstances, where a company's proxy access by-law addressed a proposal's essential objective, the Staff has agreed that the company has substantially implemented the proposal even though the proposal requested the elimination of a stockholder aggregation limit and the company did not provide for such elimination.[7]

A 50-stockholder aggregation is not required for the Proposal to be substantially implemented. The only feature of the Proposal that is not already provided for in the Company Proxy Access By-law is the request that the Company implement proxy access provisions with a 50-stockholder aggregation limit. The Proponent's concern appears to be that the 20-stockholder aggregation limit contained in the Company Proxy Access By-law meaningfully restricts a stockholder's ability to use proxy access. As support, the Proponent includes an irrelevant citation to ownership at "most companies examined by the Council of Institutional Investors" and an unsupported assertion that the largest investors at major companies are unlikely to use proxy access.[8] This citation is irrelevant because it was made in the context of generic information regarding the holdings of public pension funds at the time that the SEC was considering the adoption of proxy access rules in 2010. The statement was not, however, made in the context of the Company, or its stockholders.

In the case of the Company, the 20-stockholder aggregation limit included in the Company Proxy Access By-law does not prevent stockholders from making use of proxy access. As of September 30, 2016, five of the Company's largest stockholders each own over 3% of the Company's common stock, the Company's 20 largest stockholders in the aggregate own approximately 35% of the Company's outstanding common stock, and the Company's 31 largest stockholders each own at least 0.5% of the Company's outstanding common stock. As a result of this stock ownership profile, there are more than 200 combinations of Company stockholders that could aggregate their shares to own more than 3% of the Company's common stock. As a

7 *See, e.g., NVR, Inc.* (*granted on recon.*, avail. Mar. 25, 2016) (concurring in the exclusion of a proposal under Rule 14a-8(i)(10) requesting that the company amend certain provisions of its proxy access by-law, where the company implemented two out of four requested amendments, but did not implement a requested amendment to eliminate a 20-stockholder aggregation limit); *Capital One Financial Corp.* (avail. Feb. 12, 2016) (concurring in the exclusion of a proposal under Rule 14a-8(i)(10) requesting that the company adopt proxy access provisions where the company had recently adopted a proxy access by-law, even though the company's proxy access by-law imposed a 20-stockholder aggregation limit that was not included in the proposal).

8 *See* Supporting Statement ("Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.").

result, the 20-stockholder aggregation limit does not meaningfully restrict a stockholder's ability to exercise the proxy access right included in the Company Proxy Access By-Law. Instead, many Company stockholders currently have the right to make a proxy access nomination, while any small stockholder could aggregate its shares with those of a large stockholder in order to utilize the proxy access right, and the stockholder would not need more than 20 stockholders to be able to do so. Thus, the 20-stockholder aggregation limit does not prevent the proxy access provisions from being available to and used by the Company's stockholders. Further, the Company need not adopt the 50-stockholder aggregation limit requested by the Proposal in order to permit broad use of the Company Proxy Access By-law; the 3% ownership requirement, combined with permitting up to 20 stockholders to aggregate their shares, results in a significant number of Company stockholders being capable of making a nomination under the Company's proxy access provisions.[9] The Proponent has not explained how, or cited any facts supporting an argument that, increasing the number of stockholders who may aggregate their shares for the purpose of meeting the ownership requirement is a meaningful change to stockholders' ability to use proxy access.

The 20-stockholder aggregation limit is a standard and reasonable provision included in the vast majority of companies' proxy access by-laws. A 20-stockholder limit is relatively standard among companies that have adopted proxy access, supporting the reasonableness of this provision. Specifically, of the 311 companies that have adopted proxy access by-laws as of November 30, 2016, 267 have imposed a 20-stockholder limit on aggregation. This approach is not limited to companies. Each of Bank of New York Mellon, BlackRock, T. Rowe Price Group, Inc. and State Street Corporation, four of the largest institutional stockholders in the United States, has adopted proxy access by-laws that contain a 20-stockholder aggregation limit.

Other proposals requesting amendments to proxy access by-laws that the Staff did not agree could be excluded under Rule 14a-8(i)(10) are distinguishable. The Proposal can be distinguished from *Whole Foods Market, Inc.* (avail. Nov. 3, 2016), where the proposal requested three amendments to the company's proxy access by-law: (1) an increase in the number of stockholder-nominated candidates who could appear in the proxy materials; (2) an elimination of the aggregation limit; and (3) an elimination of the limitation on the re-nomination of proxy access-nominees based on the percentage of votes received. Whole Foods did not adopt, nor did its existing by-law include, any of the requested features; therefore, the Staff did not concur that Whole Foods had substantially implemented the proposal. Unlike in *Whole Foods*, the Company has already completely implemented two of the three proxy access provisions requested by the Proposal. Thus, this is not a situation like *Whole Foods* where the company either did not have any, or only had a minority of, the provisions requested by the Proponent. The Proposal has already been substantially implemented because the Company Proxy Access By-law already includes a majority of the provisions requested in the Proposal.

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9 While the Staff did not concur in the exclusion of a proposal based on a similar argument in *Microsoft Corp.* (avail. Sept 27, 2016), the proposal at issue there requested, among other things, that the company amend its proxy access by-law to eliminate the limit on the number of stockholders who could aggregate their shares, not to merely increase the limit. As discussed further below, this is a fundamental distinction between the Proposal and the proposal in *Microsoft*, and therefore, we do not believe that *Microsoft* should control the determination of whether the Company has substantially implemented the Proposal.

Moreover, the proposal in *Whole Foods* requested the complete elimination of any limit on the number of stockholders who could aggregate their shares for the purpose of meeting the ownership requirement. The Proponent does not, however, request the elimination of any aggregation limit and, indeed, the Proposal expressly requests that the Company's proxy access provisions include such a limitation (of 50 stockholders). The Proposal appears to merely disagree with the specific limit used by the Company, which the Original Proponent and Mr. Chevedden negotiated two years ago. The Company respectfully submits that this is fundamental difference between the Proposal and proposals such as *Whole Foods*. Logically, a proposal such as *Whole Foods* that requests the deletion of a specific provision from an existing proxy access by-law cannot be substantially implemented by the existing proxy access by-law if that provision is retained. Unlike *Whole Foods*, the Proposal specifically requests that the proxy access by-law include a limit on the number of stockholders who may aggregate their shares to meet the ownership requirement. The Proponent seems to have merely made a different judgment call with respect to the appropriate limit—apparently based on general data that is not specific to the Company—than that made by the Company and its stockholders that approved the 2015 Proxy Access Proposal.

To the extent the Proposal requests the adoption of, rather than an amendment to, a proxy access by-law, it may also be excluded under Rule 14a-8(i)(10). The Company also believes that it is unclear whether the Proposal is requesting that the Company amend the Company Proxy Access By-law or whether the Proposal is requesting that the Company adopt a proxy access by-law with the three features specifically referenced therein. This ambiguity is significant because the Staff appears to have distinguished between proposals requesting that companies *adopt* proxy access by-laws and proposals seeking *amendments* to existing proxy access by-laws. For proposals requesting that a company adopt a proxy access by-law, the Staff has concurred that companies could exclude such proposals under Rule 14a-8(i)(10) where the company adopted a proxy access by-law with a 3% ownership requirement (as requested by such proposals) but also a limitation on the number of stockholders who can aggregate their shares to reach the ownership requirement (even when the proposals requested no such limitation).[10] For proposals requesting that a company amend an existing proxy access by-law, the Staff has not concurred that companies could exclude such proposals under Rule 14a-8(i)(10) where the by-law did not include, or was not amended to include, any of the requested features in the proposals.[11]

In the case of the Proposal, which never uses the words "amend" or "revise" or the phrase "enhancement package"[12] the key resolution in the Proposal facially reads as a "request" for the adoption of proxy access, rather than for an "amendment" to the Company

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10 *See, e.g.*, *Capital One Financial Corp*. (avail. Feb. 12, 2016); *Sempra Energy* (avail. Mar. 3, 2016).

11 *See, e.g.*, *Whole Foods Market, Inc.* (avail. Nov. 3, 2016).

12 The Proposal is titled "Shareholder Proxy Access Reform." The Company believes that the use of the word "reform" could be read as either a proposal requesting the adoption of a new by-law (as in, the adoption of proxy access as a governance "reform") or an amendment to an existing by-law (as in, "reforming" an existing proxy access by-law).

Proxy Access By-law.[13] The only acknowledgement in the Proposal that the Company previously provided stockholders with proxy access is an oblique reference in the Proponent's supporting statement to "rigorous rules our management adopted." Therefore, the Company believes that a stockholder reading the Proposal could be led to believe that the Proposal is a request that the Company adopt a new proxy access by-law that has a 3% ownership requirement, a three-year holding requirement, and a 50-stockholder aggregation limit. To the extent the Proposal is a request for the adoption of a proxy access proposal, the Company has substantially implemented the Proposal because it currently has a proxy access by-law that is consistent with the criteria identified by the Proposal.[14] In fact, the Company Proxy Access By-law compares even more favorably to the Proposal than other proposals requesting companies adopt a proxy access by-law, because in those examples the proponent requested that in the proxy access by-law there be no limitation on the number of stockholders who could aggregate their shares, where here, the Proposal requests a 50-stockholder aggregation limit.

As noted above, in 2015, Mr. Chevedden and the Original Proponent negotiated appropriate provisions for a proxy access by-law with the Company, and the Company's stockholders approved a proposal requesting that the Company adopt a by-law with the provisions the Original Proponent and Mr. Chevedden negotiated. The Board then adopted the Company Proxy Access By-law, which provides stockholders with a meaningful and usable proxy access right. Mr. Chevedden, together with the Proponent (another of Mr. Chevedden's associates), now appear to desire one (slight) refinement to the Company Proxy Access By-law even though all of the key features—including a form of a stockholder aggregation limit—of the Proposal are already included in the Company Proxy Access By-law. A stockholder proposal under Rule 14a-8 is not the appropriate vehicle for constant revision of provisions previously negotiated with a stockholder proponent and approved by a company's other stockholders.

For the foregoing reasons, the Company respectfully submits that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10).

THE PROPOSAL IS FALSE AND MISLEADING IN VIOLATION OF RULE 14a-9.

The Proposal may also be excluded from the Company's 2017 Proxy Materials pursuant to Rule 14a-8(i)(3) because it is materially false and misleading. Rule 14a-8(i)(3) permits the exclusion of a proposal if it violates any of the Commission's rules, including Rule

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13 Proposal ("Shareholders request that our board of directors take the steps necessary to allow up to 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.").

To the extent that the Proposal is unclear regarding whether it is a request for the "adoption" of a new proxy access by-law versus an "amendment" of an existing proxy access by-law and to the extent stockholders could be left with a misimpression regarding the existence (and terms) of the Company Proxy Access By-law, the Company also submits that the Proposal is vague and misleading and may therefore be omitted from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(3).

14 *See, e.g.*, *Capital One Financial Corp.* (avail. Feb. 12, 2016) (concurring in the exclusion of a proposal under Rule 14a-8(i)(10) requesting that the company adopt proxy access provisions where the company had recently adopted a proxy access by-law).

14a-9, which prohibits statements in proxies or certain other communications that, in light of the circumstances, are "false and misleading with respect to any material fact."[15] The Staff has consistently permitted companies to exclude proposals under Rule 14a-8(i)(3) when such proposals are based on materially false or misleading statements.[16]

The Proponent misleadingly suggests that the Company Proxy Access By-law is illusory. In the supporting statement, the Proposal states that "[e]ven if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors." This statement is misleading because a stockholder reading it would likely believe that no combination of 20 stockholders could aggregate their shares to reach the 3% ownership requirement contained in the Company Proxy Access By-law and, thus, that an amendment to the Company Proxy Access By-law is necessary in order to provide a usable proxy access right. As explained above, however, this is not the case; the Company's 20 largest stockholders in the aggregate hold approximately 35% of the Company's outstanding common stock, and the Company's 31 largest stockholders each own at least 0.5% of the Company's outstanding common stock. Thus, many combinations of the Company's stockholders could aggregate their shares to meet the ownership requirement. Consistent with this fact, two years ago, the Original Proponent and Mr. Chevedden (along with the Company's stockholders who supported the 2015 Proxy Access Proposal) recognized that a 20-stockholder aggregation limit provides a meaningful proxy access right.

The supporting statement appears to suggest that the Proponent himself acknowledges that a 50-stockholder aggregation limit is "unwieldy," but also misleadingly suggests that the Company can "screen" out aggregating stockholders at will. The supporting statement notes that it is "unlikely" that the number of stockholders who aggregate their shares together would be an "unwieldy" number as a result of "rigorous rules" set forth in the Company Proxy Access By-law. The Proponent's point is unclear, but the implication of the reference to "rules" that will prevent the number of stockholders aggregating their shares from becoming unwieldy is that, absent such rules, the 50-stockholder aggregation limit would in fact be unwieldy. Rules to prevent the number of aggregating stockholders from becoming unwieldy would not be necessary if the aggregation limit did not permit an unwieldy number of stockholders to aggregate their shares in the first place. Thus, the Proposal is misleading because, on the one hand, it advocates for a 50-stockholder aggregation limit. But, on the other

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15 *See* 17 C.F.R. § 240.14a-8(i)(3) (permitting exclusion of a proposal if it is "contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials"); 17 C.F.R. § 240.14a-9 ("No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.").

16 *Ferro Corp.* (avail. Mar. 17, 2015) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) that incorrectly stated the differences between Delaware and Ohio law when requesting that the company reincorporate under Delaware law).

hand, the Proposal implies that allowing 50 stockholders to aggregate their shares may be potentially "unwieldy." Further, the Proposal is also misleading because it refers to "rigorous rules" without explaining what those rules are and does not explain that eligibility criteria and other procedural requirements in the Company Proxy Access By-law are generally standard provisions found in many proxy access by-laws.

The Proposal then proceeds to assure stockholders that they should not be concerned about the unwieldy number of stockholders the Proposal would permit to aggregate, because Company management can "eas[ily]" screen out stockholders using typical requirements for exercising proxy access provisions. To further the best interests of all stockholders, the Company would, of course, review a proxy access nomination to ensure that it complies with its By-laws. But, contrary to the suggestion of the Proposal, the Company has no ability to "eas[ily]" to screen out certain stockholders if the number of stockholders seeking to aggregate their shares reaches an unwieldy number. This language in the supporting statement implies that management can use nefarious means to "eas[ily]" knock out stockholders seeking to use proxy access. The Proposal is misleading for this additional reason.

For the foregoing reasons, the Company respectfully submits that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(3)

CONCLUSION

For the reasons described above, the Company believes that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3).